EXHIBIT 12
SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

(Unaudited)	Years Ended December 31,
	2005	2004	2003	2002	2001
EARNINGS
Pretax income	231,126	197,342	108,333	183,106	159,979

Add: Fixed charges	67,958	61,403	66,329	67,128	67,183
Amortization of capitalized interest	1,911	1,868	1,868	2,136	2,403

Total Earnings	300,995	260,613	176,530	252,370	229,565

Less: Capitalized Interest	(2,042)	(1,535)	(2,000)	(1,750)	(2,085)

Adjusted Earnings	298,953	259,078	174,530	250,620	227,480

FIXED CHARGES
Interest expense	51,559	47,463	52,399	54,196	52,217
Capitalized interest	2,042	1,535	2,000	1,750	2,085
Amortization of bond discounts	390	538	597	615	711
Portion of rents representative of the interest factor	13,967	11,867	11,333	10,567	12,170

Total Fixed Charges	67,958	61,403	66,329	67,128	67,183

Ratio of Earnings to Fixed Charges	4.40	4.22	2.63	3.73	3.39